UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-29335 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Witness Systems, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

300 Colonial Center Parkway
Address of Principal Executive Office (Street and Number)

Roswell, GA 30076
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 9, 2006, Witness Systems, Inc. (the “Company”) issued a press release in which the Company’s board of directors announced that the Company has voluntarily formed a special committee of independent directors to review stock option practices and grants during the period from the date of the Company’s initial pubic offering in February 2000 through the end of August 2002.  A preliminary internal review conducted by the Company before the formation of the special committee identified a number of different deficiencies in the Company’s practices, procedures and documentation related to the Company’s granting of stock options during the period reviewed.

Based on that preliminary internal review and the instances identified to date, the company believes it will need to record additional non-cash charges for stock-based compensation expense in prior periods. The amount of these charges will be determined by the special committee, but the company expects at this time that these charges, which relate to option grants in the February 2000-August 2002 period, will total approximately $10 million, which in turn will have the effect of increasing both paid-in capital and accumulated deficit reported in the stockholders’ equity line on the balance sheet.

As a result of these developments, the Company expects to restate previously issued annual and interim financial statements to record adjustments related to certain option grants made in the February 2000-August 2002 period.  The company has not fully determined the amount of such adjustments or the resulting tax and accounting impacts.  Consequently, on August 8, 2006, the Company’s board of directors determined that the Company’s financial statements for all periods beginning January 1, 2000 and ending June 30, 2006, including financial statements filed with or furnished to the SEC by the Company, and the earnings press releases and similar communications issued by the Company with respect to those periods, should not be relied upon.

For these reasons, the Company will not be in a position to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William F. Evans, Executive Vice President and Chief Financial Officer	770	754-1915
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth above, the Company has formed a special committee of independent directors to review stock option practices and grants during the period from the date of the Company’s initial pubic offering in February 2000 through the end of August 2002.  A preliminary internal review conducted by the Company before the formation of the special committee identified a number of different deficiencies in the Company’s practices, procedures and documentation related to the Company’s granting of stock options during the period reviewed.  Based on that preliminary internal review and the instances identified to date, the Company believes it will need to record additional non-cash charges for stock-based compensation expense in prior periods, which in turn will have the effect of increasing both paid-in capital and accumulated deficit reported in the stockholders’ equity line on the balance sheet.  However, the Company has not fully determined the amount of such adjustments or the resulting tax and accounting impacts, and the amount of these charges will be determined by the special committee, which was just formed on August 8, 2006.  As a result, the Company cannot provide an estimate of the results of operations at this time.

WITNESS SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2006	By	/s/ William F. Evans
Name: William F. Evans Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).